Filed by Journal Communications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Act of 1934

Subject Company: Journal Communications, Inc.
Commission File No.:  1-31805
Date: August 1, 2014

Communications

Shareholder letter
Hard copy printed and mailed on August 1

Dear Journal Communications Shareholder:
We are excited to share that The E.W. Scripps Company (NYSE: SSP) and Journal Communications (NYSE: JRN) have entered into an agreement to merge our broadcast operations and spin off our newspapers into separate publicly traded companies, resulting in two focused enterprises with long-term opportunities to create value for you, our shareholders.

E.W. Scripps will be the successor of the combined broadcasting businesses and a new public publishing company, Journal Media Group, will be created as a result of the combined newspaper operations.

As Journal Communications shareholders, you will play a critical role in this unique and historic transaction, which will not only allow us to preserve and build upon the strong journalistic legacy of Journal Communications, but which we expect to unlock value for shareholders of both Journal Communications and Scripps. Journal Communications (NYSE: JRN) shareholders will receive 0.5176 Scripps (NYSE: SSP) shares and 0.1950 shares in the new Journal Media Group for each JRN share they own on the record date.

The boards of directors of both companies have approved this transaction, which is now subject to customary regulatory and shareholder approvals. Though we do not yet have a timeline for the shareholder vote, we will keep you updated on the timing and process for voting through future mailings.

For current information regarding the transaction, please refer to Journal Communications’ filed materials at www.sec.gov, where you can click on “Company Filings” and enter the ticker symbol “JRN.”  These filings are also available at www.journalcommunications.com/investors.

More detailed shareholder information will be provided in a few months when Journal Communications and Scripps file required shareholder communications documentation with the SEC. These filings will include pro forma and audited financial information, descriptions of the separate publishing and broadcasting businesses that will result from the transactions, and information about the share exchange in which shares of Journal Communications stock will be exchanged for shares of Scripps and Journal Media Group.  We appreciate your patience as that information is prepared and filed with the SEC before being mailed to shareholders.

If you have questions, please contact Jessica Delforge, Financial Reporting Manager, Journal Communications, at jdelforge@jrn.com or 414-224-2890.

The media industry is constantly changing and evolving. This transaction positions both companies for future success in print, broadcast and digital media.  We hope you’ll join us in sharing in the excitement of this announcement for our business and our shareholders.

Sincerely,

Steven J. Smith

Additional Information and Where to Find It
The proposed merger transactions involving Journal and Scripps will be submitted to the respective shareholders of Journal and Scripps for their consideration. In connection with the proposed merger transactions, Scripps will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus for the shareholders of Journal and Scripps to be filed with the Securities and Exchange Commission (the “SEC”), and each of Journal and Scripps will mail the joint proxy statement/prospectus to their respective shareholders and file other documents regarding the proposed merger transactions with the SEC. Journal urges investors and shareholders to read the joint proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC, because they will contain important information.  Investors and security holders will be able to receive the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Journal from Jason Graham, Senior Vice President of Finance and Chief Financial Officer, at 414-224-2884 or jgraham@jrn.com, or from Scripps from Carolynn Micheli, Investor Relations, at 513-977-3732 or Carolyn.micheli@scripps.com.

Forward-looking Statements
This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Journal and the combined businesses of Journal and Scripps and certain plans and objectives of Journal with respect thereto, including the expected benefits of the proposed merger transactions. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the proposed merger transactions; the possibility that the expected synergies and value creation from the proposed merger transactions will not be realized, or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the proposed merger transactions making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, licensing requirements and tax matters; the possibility that the proposed merger transactions does not close, including, but not limited to, due to the failure to satisfy the closing conditions; and the risk that financing for the proposed merger transactions may not be available on favorable terms. These forward-looking statements are based on numerous assumptions and assessments made by Journal in light of its experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this document could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this document are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this document.  Journal does not assume any obligation to update the information contained in this document (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties at Journal can be found in Journal’s Annual Report on Form 10-K for the fiscal year ended December 29, 2013 and in its reports filed on Form 10-Q and Form 8-K.

Participants in Solicitation
This communication is not a solicitation of a proxy from any investor or shareholder.  However, Journal, Scripps and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed merger transactions under the rules of the SEC.  Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Journal and Scripps in connection with the proposed merger transactions will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.  You can find information about Journal’s directors and executive officers in its Annual Report for the year ended December 29, 2013 on Form 10-K filed with the SEC on March 10, 2014 and the definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on March 21, 2014.  You can find information about Scripps’s directors and executive officers in its Annual Report for the year ended December 31, 2013 on Form 10-K filed with the SEC on March 4, 2014 and the definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on March 21, 2014.  These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation
This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Shared mailbox Response to all Employee Questions
The following statement will be emailed in reply to all questions submitted through the employee mailbox AskJournal@jrn.com, which will be communicated to employees as the destination for all their transaction-related questions.

Employees who send questions that can be answered using predetermined language from filed Q&A documents will receive a response to their question using that wording.  For all other inquiries, employees will receive the following response.

[Subject line:] Regarding your question to AskJournal@jrn.com

Thank you for your question. We look forward to answering your question in a timely manner and as soon as we are able to share more information about the recently announced transaction between Journal Communications and Scripps.  We plan to collect questions from our employees, group them into categories as appropriate and answer them in upcoming updates to all employees.

For current information regarding the transaction, please refer to Journal Communications’ filed materials at www.sec.gov, where you can click on “Company Filings” and enter the ticker symbol “JRN.”

You can also review the list of Employee Q&A that were shared on the day of the announcement and are posted on JRNFocus.

Thank you again for your question and for your patience.

Additional Information and Where to Find It
The proposed merger transactions involving Journal and Scripps will be submitted to the respective shareholders of Journal and Scripps for their consideration. In connection with the proposed merger transactions, Scripps will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus for the shareholders of Journal and Scripps to be filed with the Securities and Exchange Commission (the “SEC”), and each of Journal and Scripps will mail the joint proxy statement/prospectus to their respective shareholders and file other documents regarding the proposed merger transactions with the SEC. Journal urges investors and shareholders to read the joint proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC, because they will contain important information.  Investors and security holders will be able to receive the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Journal from Jason Graham, Senior Vice President of Finance and Chief Financial Officer, at 414-224-2884 or jgraham@jrn.com, or from Scripps from Carolynn Micheli, Investor Relations, at 513-977-3732 or Carolyn.micheli@scripps.com.

Forward-looking Statements
This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Journal and the combined businesses of Journal and Scripps and certain plans and objectives of Journal with respect thereto, including the expected benefits of the proposed merger transactions. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the proposed merger transactions; the possibility that the expected synergies and value creation from the proposed merger transactions will not be realized, or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the proposed merger transactions making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, licensing requirements and tax matters; the possibility that the proposed merger transactions does not close, including, but not limited to, due to the failure to satisfy the closing conditions; and the risk that financing for the proposed merger transactions may not be available on favorable terms. These forward-looking statements are based on numerous assumptions and assessments made by Journal in light of its experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this document could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this document are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this document.  Journal does not assume any obligation to update the information contained in this document (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties at Journal can be found in Journal’s Annual Report on Form 10-K for the fiscal year ended December 29, 2013 and in its reports filed on Form 10-Q and Form 8-K.

Participants in Solicitation
This communication is not a solicitation of a proxy from any investor or shareholder.  However, Journal, Scripps and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed merger transactions under the rules of the SEC.  Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Journal and Scripps in connection with the proposed merger transactions will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.  You can find information about Journal’s directors and executive officers in its Annual Report for the year ended December 29, 2013 on Form 10-K filed with the SEC on March 10, 2014 and the definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on March 21, 2014.  You can find information about Scripps’s directors and executive officers in its Annual Report for the year ended December 31, 2013 on Form 10-K filed with the SEC on March 4, 2014 and the definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on March 21, 2014.  These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation
This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Interview Questions from Waukesha Freeman
Submitted to Katherine Michalets, Reporter

All responses should be attributed to Steven J. Smith, chairman and CEO of Journal Communications.

How long has this deal been in the works? Who approached whom?
Discussions began in February of this year when Rich Boehne and I met to talk about our companies. Since that time we have had numerous discussions and meetings as we have gone through the diligence process. We knew Scripps and had looked upon the company for a long time with a great deal of admiration. Our cultures are very similar. Over the last few months it became clear that this was a very natural fit.

How will this deal benefit the company Journal Communications, as we know it, as well as the shareholders and customers in the area?
The transaction is an important milestone for Journal Communications and its shareholders. The transaction will re-align both Journal and Scripps and allow each – Scripps and the new Journal Media Group – to focus all of its efforts on either broadcasting or publishing, increasing its ability to innovate and compete in its industry.

Additionally, the transaction is expected to unlock potential value for shareholders of both companies, forming two media businesses – one broadcasting and one publishing – that will be well positioned for success.

The deal is also a significant milestone for Milwaukee, which will retain a public company headquarters with the new Journal Media Group, a multi-market media business. Additionally, the Milwaukee Journal Sentinel will be the new Journal Media Group’s flagship newspaper.

The online documents go more in depth on the broadcast and newspaper components of the mergers, but not as much with the radio and other platforms such as Right Wisconsin. Has the future of 620WMTJ been figured out, as well as its related sites?
Scripps is enthusiastic about re-entering the radio business with Journal’s radio stations, including 620WTMJ, as well as continuing to build its digital platform. As a leading product of 620 WTMJ, Right Wisconsin will continue to be a popular platform for Wisconsin’s conservative voices and discussion. We fully expect all of our local TV, radio and affiliated digital brands to continue to serve their audiences and have the same great commitment to their local communities when the stations become part of Scripps after the closing of the transaction.

Will consumers see much difference while the merger is coordinated and after it is completed?
Each of our brands will continue to operate as they do today, but as part of separate corporate entities that focus on their respective lines of business:  Broadcasting and Publishing. This means that viewers, readers and listeners in their local markets will still be able to tune into and read all of the content available to them through their favorite local publications, TV channels and radio stations, including the Milwaukee Journal Sentinel, 620WTMJ, TODAY’S TMJ4, The Lake FM and all of our great community publications and digital products.

What does this mean for the local, state and national media landscape?
The media industry is constantly changing and evolving. This transaction helps ensure the future success of local news operations – print, broadcast and digital – across the nation.

Additional Information and Where to Find It
The proposed merger transactions involving Journal and Scripps will be submitted to the respective shareholders of Journal and Scripps for their consideration. In connection with the proposed merger transactions, Scripps will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus for the shareholders of Journal and Scripps to be filed with the Securities and Exchange Commission (the “SEC”), and each of Journal and Scripps will mail the joint proxy statement/prospectus to their respective shareholders and file other documents regarding the proposed merger transactions with the SEC. Journal urges investors and shareholders to read the joint proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC, because they will contain important information.  Investors and security holders will be able to receive the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Journal from Jason Graham, Senior Vice President of Finance and Chief Financial Officer, at 414-224-2884 or jgraham@jrn.com, or from Scripps from Carolynn Micheli, Investor Relations, at 513-977-3732 or Carolyn.micheli@scripps.com.

Forward-looking Statements
This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Journal and the combined businesses of Journal and Scripps and certain plans and objectives of Journal with respect thereto, including the expected benefits of the proposed merger transactions. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the proposed merger transactions; the possibility that the expected synergies and value creation from the proposed merger transactions will not be realized, or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the proposed merger transactions making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, licensing requirements and tax matters; the possibility that the proposed merger transactions does not close, including, but not limited to, due to the failure to satisfy the closing conditions; and the risk that financing for the proposed merger transactions may not be available on favorable terms. These forward-looking statements are based on numerous assumptions and assessments made by Journal in light of its experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this document could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this document are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this document.  Journal does not assume any obligation to update the information contained in this document (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties at Journal can be found in Journal’s Annual Report on Form 10-K for the fiscal year ended December 29, 2013 and in its reports filed on Form 10-Q and Form 8-K.

Participants in Solicitation
This communication is not a solicitation of a proxy from any investor or shareholder.  However, Journal, Scripps and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed merger transactions under the rules of the SEC.  Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Journal and Scripps in connection with the proposed merger transactions will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.  You can find information about Journal’s directors and executive officers in its Annual Report for the year ended December 29, 2013 on Form 10-K filed with the SEC on March 10, 2014 and the definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on March 21, 2014.  You can find information about Scripps’s directors and executive officers in its Annual Report for the year ended December 31, 2013 on Form 10-K filed with the SEC on March 4, 2014 and the definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on March 21, 2014.  These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation
This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.